

IAMGOLD®
CORPORATION

TSX: **IMG** **NYSE:** **IAG**

NEWS RELEASE

IAMGOLD ANNOUNCES CLOSING OF PREVIOUSLY ANNOUNCED SALE OF EXPLORATION AND DEVELOPMENT ASSETS IN GUINEA

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, December 23, 2024 – IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") is pleased to announce that it has closed the sale of its 100% interest in the Karita Gold Project ("**Karita**") and associated exploration assets in Guinea (together, the "**Guinea Assets**").

The sale of the Guinea Assets is part of the previously announced transactions, as announced on December 20, 2022, with Managem (CAS:MNG) to sell the Company's interests in its exploration and development projects in Senegal, Guinea and Mali for aggregate consideration of approximately $282 million (pre-tax). Subsequent to the announcement, on April 26, 2023, IAMGOLD announced the closing of the sale of its interests in Senegal, including its 90% interest in the Boto Gold Project and 100% exploration interests within the country. With today's announcement the remaining transaction yet to close is associated with the Diakha-Siribaya Gold Project and associated exploration assets in Mali.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company has commenced production at the large-scale, long life Côté Gold Mine in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to be among the largest gold mines in Canada. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts. IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com